[DECHERT LLP LETTERHEAD]

August 2, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:      THL Credit Senior Loan Fund

Ladies and Gentlemen:

On behalf of THL Credit Senior Loan Fund (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, with exhibits. The Registrant is filing a Notice of Registration on Form N-8A concurrently with this filing. Registration fees in the amount of $136.40 have been submitted in connection with this filing.

Please direct any questions concerning the filing to the undersigned at 202-261-3386 or Allison M. Fumai at 212-698-3526.

Very truly yours,

/s/ William J. Bielefeld